KENMAR GLOBAL TRUST

JANUARY 1999 SUMMARY

February 11, 1999

The net asset value per unit of Kenmar Global Trust (KGT) was down 4.5% for the month of January. As of January 31, 1999, the net asset value per unit was $108.14.

In the currency markets, the U.S. Dollar began the year higher against its major global counterparts, despite concerns about the fragile Brazilian economy and the prospect of a drawn-out U.S. Senate trial of President Clinton. Early in the month, much of the attention in the currency markets was centered around the launch of the Euro. After a strong early showing, the new currency later tumbled on a combination of settlement jitters, strengthening equity prices in the U.S., and rumors of central bank Dollar purchases. In addition, signs that the U.S. economy was strengthening bolstered the Dollar against most European currencies. In the U.S. financial markets, benchmark bond prices ended the month largely unchanged after vacillating broadly throughout the period. Early in the month, prices sank as the popularity of the Euro and renewed faith in Japanese fixed income issues lured money away from U.S. securities. However, intervention by the Bank of Japan to reign in the Yen against the Dollar and a devaluation of the Brazilian Real, sent many investors scurrying to the safety of U.S. Treasury's.

In the precious metals, gold prices ended the month slightly lower after vacillating along with the U.S. Dollar; because gold is priced in Dollars, fluctuations in the currency often directly effect the movement in gold. Meanwhile, silver prices soared on rumors that Warren Buffett's Berkshire Hathaway had resumed active trading in the metal. In the agricultural markets, wheat prices rose early in the month on reports that Russian stocks were approaching their lowest level in more than 50 years. Corn and soybean prices climbed on this early rally in wheat, only to plummet later in the month depressed by bearish government crop reports.

Given the crosscurrents in the various markets as explained above, trading results were very mixed within the different sectors. The profits achieved in grains, energy and precious metals were not enough to offset losses in currencies, tropicals and base metals. While there is no guarantee of profit, we believe events that unfolded in January, among which were the introduction of the Euro currency, devaluation of the Brazilian currency and continued uncertainty in Latin America, could possibly provide trading opportunities for KGT over the months ahead. Stay tuned!

To the best of my knowledge and belief, the information above is accurate and complete.

Sincerely,




Robert L. Cruikshank
Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

----------------------
ALLOCATION OF
ASSETS TO ADVISORS

         FEB 1   JAN 1
          1999    1999
          ----    ----
  Dreiss
           19%     19%
  Hirst
           22%     23%
  Hyman Beck
           25%     25%
  Sunrise
           22%     21%
  Willowbridge
           12%     12%
----------------------


PERFORMANCE SHOWN IS NET OF ALL FEES AND EXPENSES.
PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

                              KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING DECEMBER 31,1998

                           STATEMENT OF INCOME (LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain (Loss)                                       $ (44,193.09)
Change in Unrealized Gain (Loss)                                     964,419.68
Gain/Loss on Other Investments                                             0.00
Brokerage Commission                                                (206,134,09)
                                                                   ------------
Total Trading Income                                               $ 714,092.50

EXPENSES
Audit Fees                                                         $       0.00
Administrative and Legal Fees                                           9,369.73
Management Fees                                                            0.00
Incentive Fees                                                        47,079.21
Other Expenses                                                       110,483.17
                                                                   ------------
Total Expenses                                                     $ 166,932.11

INTEREST INCOME                                                    $  74,056.04

NET INCOME (LOSS) FOR THE PERIOD                                   $ 621,216.43
                                                                   ============

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

                    Total Fund

Beginning of Month               $22,485,348.69
Addition                           2,463,667.40
Withdrawal                          (207,135.05)
Net Income (Loss)                   621, 216.43
                                 --------------
Month End                        $25,363,097.47

Month End NAV Per Unit                  $113.19

Monthly Rate of Return                     2.76%
Year to Date Rate of Return               13.08%



                    To the best of our knowledge and belief,
                   the information is accurate and complete:

Kenneth A Shewer, Chairman                            Marc S. Goodman, President

                    KENMAR ADVISORY CORP., Managing Owner of
                              Kenmar Global Trust